UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Announces Results for the Third Quarter of 2021

GUADALAJARA, Mexico, Oct. 27, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the third quarter ended September 30, 2021 (3Q21) (at the end of this report, tables are presented comparing passenger traffic and consolidated results for 2021 compared to 2019, in order to illustrate the recovery of these metrics and their trend). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

COVID-19 Impact

During the nine months ended September 30, 2021 (9M21), passenger traffic increased 57.9% as compared to the same period of 2020 and decreased 16.1% as compared to 2019, demonstrating a better-than-expected recovery, despite continuing restrictions on international travel. The Canadian Government reopened non-essential flights beginning on September 7 for passengers meeting certain eligibility requirements including being fully vaccinated and presenting a negative COVID-19 PCR test. For its part, the United States Government announced that beginning in November it would begin gradually reopening land-border crossings to fully vaccinated individuals, this could bring a positive result for the Tijuana airport.

Company measures during 3Q21:

  The Company continued supporting commercial clients during the quarter by granting discounts on guaranteed minimum rent amounts in accordance with the percentage decrease in passenger traffic at each airport as compared to 3Q19, while maintaining our revenue share. With regards to support for the airlines, the Company continued its incentive program in accordance with the reactivation of routes and frequencies that were held prior to the pandemic.
  Operating cost control measures were maintained; however, because of the trend in passenger traffic during 3Q21, we have gradually increased certain costs such as maintenance, security, personnel, cleaning services, among others related with the quality and passenger experience.

Impact of COVID-19 on the Company’s Financial Position:

During 3Q21, results were significantly better as compared to 3Q20. The Company generated positive EBITDA of Ps. 3,098.4 million as a result of a 72.5% increase in total revenues and an increase in cost of services of 16.8%.

In 3Q21, operating activities continued generating positive cash flow. The Company reported a financial position of cash and cash equivalents as of September 30, 2021, of Ps. 10,650.8 million (30.0% lower than the 3Q20 balance). During 3Q21, the Company made a capital reduction payment of Ps. 7.80 per share outstanding for a total of Ps. 4,014.7 million and a maturity payment on the “GAP16” debt securities of Ps. 1,500.0 million from the proceeds of the issuance of debt securities during 2Q21. Additionally, Ps. 1,151.3 million in share repurchases were made during 3Q21.

In 3Q21, the Company performed an assessment of the portfolio risk of our airlines and commercial clients in terms of liquidity. Because of this assessment, the Company recognized a reserve provision of Ps. 11.6 million for expected credit losses in costs of operation.

During 3Q21, the Company continued evaluating the possible adverse impacts of the pandemic on its financial condition and operating results. The Company also reviewed key indicators and impairment tests of significant long-term assets, expected credit losses and recovery of assets due to deferred taxes. In this evaluation, the Company reviewed financial results for the short, medium, and long term, concluding that a significant deterioration of the Company’s assets is not expected. As such, the Company does not foresee a business interruption or closing operations at any of its airports. However, the Company cannot ensure that the negative effect of the pandemic will continue decreasing in the coming quarter, nor can it ensure that local and global economic conditions will improve. The Company can also not predict the availability of financing, or what general credit conditions will be. The Company will continue to monitor the pandemic’s adverse effects on the results of operations and will continue informing the market in a timely manner regarding future material updates on airport operations and the measures adopted for preserving liquidity and ensuring business continuity.

Summary of Results 3Q21 vs. 3Q20 (and 3Q19 for purposes of illustrating the recovery trend):

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 2,382.9 million, or 120.9% (Ps. 835.8 million, or 23.8%, as compared to 3Q19). Total revenues increased by Ps. 2,224.7 million, or 72.5% (Ps. 977.4 million, or 22.6%, as compared to 3Q19).

  Cost of services increased by Ps. 109.1 million, or 16.8% (cost of services increased Ps. 89.0 million, or 13.3%, as compared to 3Q19).

  Income from operations increased by Ps. 1,994.2 million, or 340.2% (Ps. 578.0 million, or 28.9%, as compared to 3Q19).

  EBITDA increased by Ps. 2,005.2 million, or 183.4% (Ps. 656.4 million, or 26.9%, as compared to 3Q19), going from Ps. 1,093.2 million in 3Q20 to Ps. 3,098.4 million in 3Q21. EBITDA margin (excluding the effects of IFRIC-12) increased from 55.6% in 3Q20 to 71.3% in 3Q21 (EBITDA margin (excluding the effects of IFRIC-12) was 69.5% in 3Q19).

  Net comprehensive income increased Ps. 1,743.0 million, or 641.5% (Ps. 558.7 million, or 38.4%, as compared to 3Q19), from Ps. 271.7 million in 3Q20 to Ps. 2,014.7 million in 3Q21.

Passenger Traffic

During 3Q21, total passengers at the Company’s 14 airports increased by 6,010.9 thousand passengers, an increase of 105.1%, compared to 3Q20 (total passengers decreased by 133.9 thousand passengers, or 1.1%, as compared to 3Q19). During 3Q21, the following new routes were opened:

National:

Airline	Departure	Arrival	Opening date	Frequencies
Aeromar	Aguascalientes	Monterrey	July 1, 2021	2 weekly frequencies
Aeromar	La Paz	Mazatlán	July 2, 2021	3 weekly frequencies

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
Spirit	Puerto Vallarta	Dallas Fort Worth	July 1, 2021	3 weekly frequencies
Spirit	Puerto Vallarta	Houston	July 1, 2021	3 weekly frequencies
Spirit	Puerto Vallarta	Los Ángeles	July 1, 2021	7 weekly frequencies

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	3Q20	3Q21	Change	9M20	9M21	Change
Guadalajara	1,260.0	2,246.8	78.3%	3,990.3	5,998.2	50.3%
Tijuana *	1,211.0	1,837.2	51.7%	3,091.3	5,021.2	62.4%
Los Cabos	305.8	558.0	82.5%	784.6	1,445.4	84.2%
Puerto Vallarta	230.7	540.6	134.3%	632.5	1,294.2	104.6%
Guanajuato	241.5	401.8	66.4%	722.0	1,082.7	50.0%
Montego Bay	0.0	0.0	0.0%	1.0	0.0	(100.0%)
Hermosillo	194.5	390.0	100.5%	649.1	1,008.3	55.4%
Mexicali	151.7	300.9	98.4%	475.5	764.1	60.7%
Morelia	97.3	138.4	42.3%	269.2	394.1	46.4%
La Paz	127.1	237.4	86.8%	374.1	635.1	69.7%
Aguascalientes	87.7	162.3	85.1%	245.3	404.7	65.0%
Kingston	0.0	0.3	100.0%	1.3	1.0	(26.5%)
Los Mochis	38.3	89.4	133.6%	135.7	252.0	85.8%
Manzanillo	9.2	20.8	126.7%	34.3	61.0	78.1%
Total	3,954.7	6,924.0	75.1%	11,406.2	18,362.1	61.0%

*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	3Q20	3Q21	Change	9M20	9M21	Change
Guadalajara	528.4	1,098.9	108.0%	1,646.2	2,643.2	60.6%
Tijuana *	382.1	738.5	93.3%	1,207.1	1,901.1	57.5%
Los Cabos	284.2	944.3	232.3%	1,259.4	2,462.1	95.5%
Puerto Vallarta	118.5	529.7	347.1%	1,229.8	1,457.9	18.5%
Guanajuato	68.7	198.5	189.2%	233.8	447.3	91.4%
Montego Bay	174.5	799.0	357.9%	1,324.1	1,760.6	33.0%
Hermosillo	8.1	30.7	280.7%	28.7	76.6	166.5%
Mexicali	0.3	1.8	419.0%	1.6	3.6	120.1%
Morelia	53.2	116.1	118.1%	162.1	292.9	80.7%
La Paz	0.9	5.4	483.7%	4.7	13.7	191.7%
Aguascalientes	22.6	63.4	180.2%	77.9	152.0	95.0%
Kingston	119.3	268.0	124.7%	494.4	566.8	14.6%
Los Mochis	0.3	3.1	874.1%	1.6	7.1	329.7%
Manzanillo	3.0	8.2	170.5%	32.6	29.7	(8.9%)
Total	1,764.2	4,805.8	172.4%	7,704.1	11,814.5	53.4%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	3Q20	3Q21	Change	9M20	9M21	Change
Guadalajara	1,788.4	3,345.7	87.1%	5,636.5	8,641.5	53.3%
Tijuana *	1,593.1	2,575.7	61.7%	4,298.4	6,922.3	61.0%
Los Cabos	590.0	1,502.3	154.6%	2,044.0	3,907.5	91.2%
Puerto Vallarta	349.2	1,070.3	206.5%	1,862.3	2,752.1	47.8%
Guanajuato	310.1	600.3	93.6%	955.8	1,530.0	60.1%
Montego Bay	174.5	799.0	357.9%	1,325.1	1,760.6	32.9%
Hermosillo	202.5	420.7	107.7%	677.8	1,084.9	60.1%
Mexicali	152.0	302.7	99.2%	477.2	767.8	60.9%
Morelia	150.5	254.5	69.1%	431.3	687.0	59.3%
La Paz	128.0	242.8	89.7%	378.8	648.8	71.3%
Aguascalientes	110.3	225.7	104.6%	323.2	556.7	72.2%
Kingston	119.3	268.3	124.9%	495.7	567.7	14.5%
Los Mochis	38.6	92.5	139.7%	137.3	259.1	88.7%
Manzanillo	12.2	29.0	137.6%	66.8	90.7	35.7%
Total	5,718.9	11,729.8	105.1%	19,110.2	30,176.6	57.9%

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	3Q20	3Q21	Change	9M20	9M21	Change
Tijuana	380.3	725.5	90.8%	1,198.0	1,878.2	56.8%

Consolidated Results for the Third Quarter of 2021 (in thousands of pesos):

	3Q20	3Q21	Change
Revenues
Aeronautical services	1,526,645	3,316,240	117.2%
Non-aeronautical services	444,126	1,037,416	133.6%
Improvements to concession assets (IFRIC-12)	1,097,300	939,145	(14.4%)
Total revenues	3,068,071	5,292,801	72.5%

Operating costs
Costs of services:	650,245	759,323	16.8%
Employee costs	248,704	276,236	11.1%
Maintenance	83,742	136,477	63.0%
Safety, security & insurance	108,553	124,716	14.9%
Utilities	101,137	111,739	10.5%
Other operating expenses	108,109	110,155	1.9%

Technical assistance fees	58,254	146,706	151.8%
Concession taxes	176,469	353,984	100.6%
Depreciation and amortization	506,982	518,005	2.2%
Cost of improvements to concession assets (IFRIC-12)	1,097,300	939,145	(14.4%)
Other (income)	(7,387)	(4,735)	(35.9%)
Total operating costs	2,481,863	2,712,428	9.3%
Income from operations	586,209	2,580,373	340.2%
Financial Result	(241,200)	(214,047)	(11.3%)
Income before income taxes	345,009	2,366,325	585.9%
Income taxes	7,432	(586,599)	7992.9%
Net income	352,441	1,779,726	405.0%
Currency translation effect	(127,539)	60,978	(147.8%)
Cash flow hedges, net of income tax	58,447	164,213	181.0%
Remeasurements of employee benefit – net income tax	(11,633)	9,777	184.0%
Comprehensive income	271,716	2,014,694	641.5%
Non-controlling interest	55,306	(45,769)	(182.8%)
Comprehensive income attributable to controlling interest	327,021	1,968,925	502.1%

	3Q20	3Q21	Change
EBITDA	1,093,190	3,098,378	183.4%
Comprehensive income	271,716	2,014,694	641.5%
Comprehensive income per share (pesos)	0.5170	3.9143	657.1%
Comprehensive income per ADS (US dollars)	0.2514	1.9036	657.1%

Operating income margin	19.1%	48.8%	155.2%
Operating income margin (excluding IFRIC-12)	29.7%	59.3%	99.3%
EBITDA margin	35.6%	58.5%	64.3%
EBITDA margin (excluding IFRIC-12)	55.6%	71.3%	28.2%
Costs of services and improvements / total revenues	57.0%	32.1%	(43.7%)
Cost of services / total revenues (excluding IFRIC-12)	33.0%	17.4%	(47.1%)

- Net income and comprehensive income per share for 3Q21 were calculated based on 514,705,326 shares outstanding as of September 30, 2021, and for 3Q20 were calculated based on 525,575,547 shares outstanding as of September 30, 2020. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.5620 per U.S. dollar (the noon buying rate on September 30, 2021, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay and Kingston airports, the average three-month exchange rate of Ps. 20.0092 per U.S. dollar for the three months ended September 30, 2021, was used.

Revenues (3Q21 vs. 3Q20)

  Aeronautical services revenues increased by Ps. 1,789.6 million, or 117.2%.
  Non-aeronautical services revenues increased by Ps. 593.3 million, or 133.6%.
  Revenues from improvements to concession assets decreased by Ps. 158.2 million, or 14.4%.
  Total revenues increased by Ps. 2,224.7 million, or 72.5%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at the Company’s Mexican airports increased by Ps. 1,497.6 million or 110.5% compared to 3Q20, mainly as a result of the 96.5% increase in passenger traffic and the adjustment in maximum rates.

    Revenues from the Montego Bay airport increased by Ps. 225.5 million, or 274.5%, compared to 3Q20. This was mainly due to the 357.9% increase in passenger traffic. The passenger traffic increase was partially offset by the 9.5% appreciation of the peso versus the U.S. dollar during 3Q21, which went from an average exchange rate of Ps. 22.1055 in 3Q20 to Ps. 20.0092 in 3Q21.

    Revenues from the Kingston airport increased by Ps. 66.4 million, or 74.4% compared to 3Q20, mainly due to a 124.9% increase in passenger traffic. The appreciation of the peso versus the dollar partially offset the increase in passenger traffic.

  The change in non-aeronautical services revenues was composed primarily of the following factors :

    The Company’s revenues from the Mexican airports increased by Ps. 499.2 million, or 135.7%, compared to 3Q20. Revenues from businesses operated by third parties increased by Ps. 353.7 million. This was mainly due to the recovery of passenger traffic that resulted in the gradual phase-out of discounts to our tenants. The business lines that increased the most were food and beverage, duty-free stores, retail, car rentals, time shares and ground transportation, which jointly increased by Ps. 329.3 million, or 180.0%. Revenues from businesses operated directly by the Company increased by Ps. 137.0 million, or 145.0%, while the recovery of costs increased by Ps. 8.4 million, or 30.2%.

    Revenues from the Montego Bay airport increased by Ps. 72.4 million, or 138.8%, compared to 3Q20. Revenues in U.S. dollars increased by US$ 3.9 million, or 163.8%. However, the 9.5% appreciation of the peso versus the dollar partially offset the revenue increase in 3Q21.

    Revenues from the Kingston airport increased by Ps. 21.7 million, or 89.8%, compared to 3Q20. Revenues in U.S. dollars increased by US$ 1.2 million, or 109.7%.
	3Q20	3Q21	Change
Businesses operated by third parties:
Duty-free	54,116	153,167	183.0%
Food and beverage	44,320	163,585	269.1%
Retail	43,445	119,901	176.0%
Car rentals	51,512	112,400	118.2%
Leasing of space	48,312	65,596	35.8%
Time shares	20,612	54,657	165.2%
Ground transportation	18,720	36,733	96.2%
Communications and financial services	11,082	22,325	101.4%
Other commercial revenues	16,612	24,357	46.6%
Total	308,731	752,719	143.8%

Businesses operated directly by us:
Car parking	58,820	106,057	80.3%
VIP lounges	11,887	60,774	411.3%
Advertising	9,432	11,813	25.2%
Convenience stores	18,017	59,391	229.6%
Total	98,156	238,034	142.5%
Recovery of costs	37,239	46,661	25.3%
Total Non-aeronautical Revenues	444,126	1,037,416	133.6%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets1
  Revenues from improvements to concession assets (IFRIC-12) decreased by Ps. 158.2 million, or 14.4%, compared to 3Q20, mainly in:
  The Company’s Mexican airports, which decreased by Ps. 151.8 million, or 14.1%, as a result of the adjustment in committed investments in the Master Development Program for the 2020-2024 period.

  Improvements to concession assets at the Montego Bay airport decreased Ps. 6.4 million, or 30.1%. During 3Q21, no investments in improvements to concession assets were made at the Kingston airport.

________________________

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 230.6 million, or 9.3%, compared to 3Q20, mainly due to a Ps. 266.0 million, or 113.3%, increase in concession taxes and technical assistance fees, and a Ps. 109.1 million, or 16.8% increase in cost of services. This increase was partially offset by a Ps. 158.2 million, or 14.4%, decrease in the cost of improvements to the concession assets (IFRIC-12). Excluding the cost of improvements to concession assets, operating costs increased Ps. 388.8 million, or 28.1%. This was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 173.5 million, or 8.4%, compared to 3Q20, primarily due to a combined Ps. 184.1 million, or 127.9%, increase in technical assistance fees and concession taxes, a Ps. 115.4 million, or 24.3%, increase in cost of services and a Ps. 23.6 million, or 6.3%, increase in depreciation and amortization. This increase was partially offset by a Ps. 151.8 million, or 14.1%, decrease in the cost of improvements to the concession assets (IFRIC-12). Excluding this cost, operating costs increased by Ps. 325.3 million or 32.9%.

The increase in the cost of services during 3Q21 was mainly due to:

  Maintenance costs increased by Ps. 51.4 million, or 83.5%, compared to 3Q20.
  Employee costs increased Ps. 24.1 million, or 11.8%, compared to 3Q20, mainly due to the recognition of labor provisions in accordance with the Labor Reform Law and the hiring of additional personnel as required for airport operations due to the recovery of passenger traffic.
  Safety, security and insurance costs increased Ps. 23.9 million, or 35.7%, compared to 3Q20, mainly due to an increase in the number of security staff as compared to 3Q20 when the partial closure of some operating areas reduced the need for personnel.
  Utilities increased by Ps. 12.3 million or 19.4%, compared to 3Q20.

Montego Bay Airport:

  Operating costs increased by Ps. 18.7 million, or 7.3%, compared to 3Q20, mainly due to a Ps. 36.8 million, or 281.1%, increase in concession taxes. The increase was partially offset by a Ps. 6.3 million, or 30.1%, decrease in cost of improvements to the concession assets (IFRIC-12), a Ps. 12.9 million, or 9.8%, decrease in depreciation and amortization as a result of the 9.5% appreciation of the Mexican peso against the U.S. dollar.

Kingston Airport:

  Operating costs increased by Ps. 38.4 million, or 24.1% compared to 3Q20, mainly due to a Ps. 45.1 million, or 58.0%, increase in concession taxes and was partially offset by a Ps. 6.9 million, or 8.7%, decrease in the cost of services.

Operating margin went from 19.1% in 3Q20 to 48.8% in 3Q21. Excluding the effects of IFRIC-12, operating margin went from 29.7% to 59.3% in 3Q21. Operating income increased Ps. 1,994.2 million, or 340.2%, compared to 3Q20.

EBITDA margin went from 35.6% in 3Q20 to 58.5% in 3Q21. Excluding the effects of IFRIC-12, EBITDA margin went from 55.6% in 3Q20 to 71.3% in 3Q21. The nominal value of EBITDA increased Ps. 2,005.2 million, or 183.4%, compared to 3Q20.

Financial cost decreased by Ps. 27.2 million, or 11.3%, from a net expense of Ps. 241.2 million in 3Q20 to a net expense of Ps. 214.0 million in 3Q21. This decrease was mainly the result of:

  Foreign exchange rate fluctuations, which went from income of Ps. 12.4 million in 3Q20 to income of Ps. 87.6 million in 3Q21. This generated an increase in the foreign exchange gain of Ps. 75.2 million. The currency translation effect income increased Ps. 188.5 million, compared to 3Q20.

  An increase in interest expenses of Ps. 22.5 million, or 5.9%, compared to 3Q20, mainly due to higher debt as a result of the issuance of long-term bonds.

  Interest income decreased by Ps. 25.5 million, or 20.1%, compared to 3Q20, mainly due to a decrease in the average balance of cash and cash equivalents during 3Q21 as compared to 3Q20.

In 3Q21, comprehensive income increased Ps. 1,743.0 million, or 641.5%, compared to 3Q20. This increase was mainly due to the Ps. 2,021.3 million increase in profit before taxes derived from the significant increase in passenger traffic, as well as the Ps. 188.5 million increase in currency translation effect. This increase was partially offset by an increase in income taxes of Ps. 594.0 million.

During 3Q21, net income increased by Ps. 1,427.3 million, or 405.0%, compared to 3Q20. Income taxes increased by Ps. 487.7 million and the benefit for deferred taxes decreased by Ps. 106.3 million, mainly due to the application of tax losses in Ps. 62.9 million and a decrease in the inflation rate, that went from 1.7% in 3Q20 to 1.5% in 3Q21.

Consolidated Results for the First Nine Months of 2021 (in thousands of pesos):

	9M20	9M21	Change
Revenues
Aeronautical services	5,202,303	8,412,610	61.7%
Non-aeronautical services	1,797,608	2,584,554	43.8%
Improvements to concession assets (IFRIC-12)	2,522,058	2,829,371	12.2%
Total revenues	9,521,968	13,826,535	45.2%

Operating costs
Costs of services:	2,030,357	2,107,665	3.8%
Employee costs	735,170	809,698	10.1%
Maintenance	295,547	339,953	15.0%
Safety, security & insurance	337,958	373,147	10.4%
Utilities	272,456	284,503	4.4%
Other operating expenses	389,226	300,364	(22.8%)

Technical assistance fees	199,296	370,504	85.9%
Concession taxes	714,896	871,641	21.9%
Depreciation and amortization	1,494,213	1,531,129	2.5%
Cost of improvements to concession assets (IFRIC 12)	2,522,058	2,829,371	12.2%
Other expense (income)	1,635	(5,372)	(428.5%)
Total operating costs	6,962,454	7,704,938	10.7%
Income from operations	2,559,514	6,121,597	139.2%

Financial Result	(567,380)	(699,548)	23.3%
Income before income taxes	1,992,134	5,422,049	172.2%
Income taxes	(413,839)	(1,180,768)	185.3%
Net income	1,578,295	4,241,281	168.7%
Currency translation effect	1,223,592	(24,246)	(102.0%)
Cash flow hedges, net of income tax	(289,658)	404,240	239.6%
Remeasurements of employee benefit – net income tax	(21,338)	11,614	154.4%
Comprehensive income	2,490,891	4,632,889	86.0%
Non-controlling interest	(108,803)	(45,120)	58.5%
Comprehensive income attributable to controlling interest	2,382,088	4,587,769	92.6%

	9M20	9M21	Change
EBITDA	4,053,727	7,652,727	88.8%
Comprehensive income	2,490,891	4,632,889	86.0%
Comprehensive income per share (pesos)	4.7394	9.0011	89.9%
Comprehensive income per ADS (US dollars)	2.3049	4.3775	89.9%

Operating income margin	26.9%	44.3%	64.7%
Operating income margin (excluding IFRIC-12)	36.7%	55.7%	51.8%
EBITDA margin	42.6%	55.3%	30.0%
EBITDA margin (excluding IFRIC-12)	57.9%	69.6%	20.2%
Costs of services and improvements / total revenues	47.8%	35.7%	(25.3%)
Cost of services / total revenues (excluding IFRIC-12)	29.0%	19.2%	(33.9%)

- Net income and comprehensive income per share for the nine-month period ended September 30, 2021, were calculated based on 514,705,326 shares outstanding as of September 30, 2021, and for the nine-month period ended September 30, 2020, were calculated based on 525,575,547 shares outstanding as of September 30, 2020. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.5620 per U.S. dollar (the noon buying rate on September 30, 2021, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay and Kingston airports, the average nine-month exchange rate of Ps. 20.1262 per U.S. dollar for the nine months ended September 30, 2021, was used.

Revenues (9M21 vs 9M20)

  Aeronautical services revenues increased by Ps. 3,210.3 million, or 61.7%.
  Non-aeronautical services revenues increased by Ps. 786.9 million, or 43.8%.
  Revenues from improvements to concession assets increased by Ps. 307.3 million, or 12.2%.
  Total revenues increased by Ps. 4,304.6 million, or 45.2%.
  The change in aeronautical services revenues was composed of the following factors:

    Revenues at the Company’s Mexican airports increased by Ps. 3,027.4 million or 69.8% during the period from January to September 2021, mainly as a result of the 61.1% increase in passenger traffic and the increase in the maximum rates applicable for 2021 as a result of the Extraordinary Review Process of our Master Development Program.

    Revenues from the Montego Bay airport increased by Ps. 102.1 million, or 17.3%, compared to the same period in 2020. This was mainly due to the 32.9% increase in passenger traffic and partially offset by the 7.6% appreciation of the peso versus the U.S. dollar during the nine months ended September 30, 2021.

    Revenues from the Kingston airport increased by Ps. 80.8 million, or 29.4% compared to 2020, mainly due to a 14.5% increase in passenger traffic and partially offset by the 7.6% appreciation of the peso versus the dollar during the period from January to September 2021.

  The change in non-aeronautical services revenues was composed primarily of the following factors :

    The revenues from the Company’s Mexican airports increased by Ps. 717.7 million, or 49.8%, compared to 2020. Revenues from businesses operated by third parties increased by Ps. 547.0 million, or 58.2%. This was mainly due to the recovery of passenger traffic that resulted in the gradual phase-out of discounts to tenants. The business lines that increased the most were food and beverage, duty-free stores, retail, car rentals, time shares and other commercial income, which jointly increased by Ps. 494.7 million, or 70.1%. Revenues from businesses operated directly by the Company increased by Ps. 164.7 million, or 41.0%. This increase was primarily due to an increase in revenue from parking, convenience stores and VIP lounges which jointly increased Ps. 195.9 million and was partially offset by a Ps. 31.2 million decrease in revenues from publicity. The recovery of costs increased by Ps. 6.0 million, or 6.0%.

    Revenues from the Montego Bay airport increased by Ps. 61.8 million, or 24.2%, compared to 2020, primarily due to a 32.9% increase in passenger traffic.

    The consolidation of the Kingston airport contributed an increase of Ps. 7.4 million, or 7.4%, to non-aeronautical services revenues as compared to 2020.

	9M20	9M21	Change
Businesses operated by third parties:
Duty-free	231,790	375,606	62.0%
Food and beverage	221,641	367,414	65.8%
Retail	186,678	285,563	53.0%
Car rentals	208,228	288,053	38.3%
Leasing of space	153,509	175,840	14.5%
Time shares	74,155	134,677	81.6%
Ground transportation	69,393	97,805	40.9%
Communications and financial services	48,010	61,200	27.5%
Other commercial revenues	55,676	82,678	48.5%
Total	1,249,080	1,868,836	49.6%

Businesses operated directly by us:
Car parking	160,054	273,322	70.8%
VIP lounges	112,574	145,184	29.0%
Advertising	67,105	33,669	(49.8%)
Convenience stores	76,829	128,436	67.2%
Total	416,562	580,611	39.4%
Recovery of costs	131,966	135,107	2.4%
Total Non-aeronautical Revenues	1,797,608	2,584,554	43.8%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 307.3 million, or 12.2%, compared to 2020, mainly in:

    The Company’s Mexican airports, which increased by Ps. 351.7 million, or 14.5%, as a result of the increase in committed investments in the Master Development Program for the 2020-2024 period.

    Improvements to concession assets at the Montego Bay airport decreased Ps. 44.4 million, or 44.3%. During the 2021 period, no investments in improvements to concession assets were made at the Kingston airport.

________________________
[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 742.5 million, or 10.7%, compared to the same period of 2020, mainly due to a Ps. 328.0 million, or 35.9%, increase in concession taxes and technical assistance fees, Ps. 307.3 million, or 12.2%, increase in the cost of improvements to the concession assets (IFRIC-12) and Ps. 77.3 million, or 3.8%, increase in the cost of services. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased Ps. 435.2 million, or 9.8%. This was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 889.9 million, or 16.1%, compared to the same period of 2020, primarily due to a Ps. 354.3 million, or 72.8%, increase in concession taxes and technical assistance fees, a Ps. 351.7 million, or 14.5%, increase in the cost of improvements to the concession assets (IFRIC-12), a Ps. 59.0 million, or 5.4%, increase in depreciation and amortization and a Ps. 128.4 million, or 8.5%, increase in the cost of services.

The cost of services was mainly comprised of the following:

  Employee costs increased Ps. 82.6 million, or 14.2%, compared to the same period of 2020, mainly due to the recognition of labor provisions in accordance with the Labor Reform Law and the hiring of additional personnel as required for airport operations.
  Maintenance costs increased by Ps. 54.1 million, or 24.1%, as a result of the increase in essential maintenance required as a result of the increase in passenger traffic.
  Safety, security and insurance costs increased Ps. 47.3 million, or 21.5%, compared to the same period of 2020.
  Utilities increased by Ps. 10.2 million or 5.9%, compared to the same period of 2020.
  These increases were partially offset by a decrease in Other operating expenses of Ps. 65.8 million or 21.2%, compared to the same period of 2020, mainly due to a Ps. 85.1 million combined decrease in the allowance for credit losses, sanitation supplies, the purchase of supplies and donations to the medical sector for the prevention of COVID-19, professional services, and publicity. This decrease was partially offset by a combined increase of Ps. 24.1 million in the cost of goods and services for our VIP lounges and convenience stores, FBO services, among others.

Montego Bay Airport:

  Operating costs decreased by Ps. 159.1 million, or 16.2%, compared to the same period of 2020, mainly due to a Ps. 72.1 million, or 37.5%, decrease in concession taxes, a Ps. 44.4 million, or 44.3%, decrease in the cost of improvements to concession assets (IFRIC-12), a Ps. 23.0 million, or 6.0%, decrease in depreciation and amortization and a Ps. 17.2 million, or 5.8%, decrease in the cost of services.

Kingston Airport:

  The consolidation of the airport generated an increase in operating costs of Ps. 12.7 million during the January to September period of 2021, mainly due to a Ps. 45.8 million, or 19.4%, increase in concession taxes and partially offset by a Ps. 33.8 million, or 15.4%, decrease in the cost of services, primarily as a result of a Ps. 23.0 million, or 50.5%, decrease in other operating expenses in the allowance for credit losses.

Operating margin went from 26.9% in the period from January to September 2020 to 44.3% in the same period of 2021. Excluding the effects of IFRIC-12, operating margin went from 36.7% in the 2020 period to 55.7% in the same period of 2021. Operating income increased Ps. 3,562.1 million, or 139.2%, compared to the 2020 period.

EBITDA margin increased 1,270 basis points from 42.6% in the January to September 2020 period to 55.3% in the same period of 2021. Excluding the effects of IFRIC-12, EBITDA margin increased 1,170 basis points from 57.9% in the 2020 period to 69.6% in the 2021 period. The nominal value of EBITDA was Ps. 7,652.7 million from January to September 2021 compared to Ps. 4,053.7 million during the same period of 2020, an increase of 88.8%.

Financial cost increased by Ps. 132.2 million, from a net expense of Ps. 567.4 million during the period from January to September 2020 to a net expense of Ps. 699.6 million during the same period of 2021. This increase was mainly the result of:

  Foreign exchange rate fluctuations went from income of Ps. 199.5 million during the period from January to September 2020 to income of Ps. 205.2 million during the same period of 2021. This generated an increase in the foreign exchange gain of Ps. 5.7 million. Currency translation effect income also decreased by 1,247.8 million as compared to the 2020 period due to the fact that the exchange rate as of September 30, 2020, closed at Ps. 22.4573 as compared to Ps. 20.3060 as of September 30, 2021, an appreciation by the peso of 9.6%.

  An increase in interest expense of Ps. 94.8 million, or 8.6%, compared to the 2020 period, mainly due to higher debt as a result of the issuance of long-term bonds issued during 2021.

  Interest income decreased by Ps. 43.1 million, or 12.7%, compared to the 2020 period, mainly due to a decrease in the average balance of cash and cash equivalents during the 2021 period.

Comprehensive income increased Ps. 2,142.0 million, or 86.0% compared to the 2020 period. This increase was mainly due to a Ps. 3,429.9 million increase in profit before taxes and a Ps. 693.9 million increase in the cash flow hedge reserve. This increase was partially offset by a Ps. 1,247.8 million decrease in currency translation effect.

Net income increased Ps. 2,663.0 million, or 168.7% during the nine months ended September 30, 2021. Income taxes increased by Ps. 766.9 million, or 185.3%, as a result of a Ps. 819.8 million increase in current income taxes and a Ps. 52.9 million increase in the benefit for deferred taxes, mainly due to the application of tax losses of Ps. 142.2 million and partially offset by an increase in the inflation rate, that went from 2.1% in the 2020 period to 4.9% during the same period of 2021.

Statement of Financial Position

Total assets as of September 30, 2021, decreased by Ps. 3,085.9 million as compared to September 30, 2020, primarily due to the following items: (i) a Ps. 4,569.6 million decrease in cash and cash equivalents and ii) a Ps. 784.3 million decrease in the value of concession assets (due to the valuation of the Jamaica concessions in U.S. dollars and the appreciation of the peso). These decreases were partially offset by increases of: i) Ps. 1,042.4 million in improvements to concession assets; (ii) Ps. 948.3 million in machinery, equipment and leasehold improvements and advances to suppliers; and (iii) Ps. 241.5 million in other current assets, among others.

Total liabilities as of September 30, 2021, increased by Ps. 965.8 million compared to September 30, 2020. This increase was primarily due to the following items: (i) Long-term bonds (net) of Ps. 3,000.0 million; (ii) income taxes of Ps. 841.0 million and (iii) concession taxes of Ps. 154.3 million. This was partially offset by decreases of: (i) Ps. 2,000.0 million in bank loans, (ii) Ps. 590.5 million in derivative financial instruments and (iii) Ps. 170.2 million in deferred taxes, among others.

Recent Events

  On October 15, 2021, the Company successfully issued in Mexico 25 million long-term debt securities (Certificados Bursátiles) for a total Ps. 2,500.0 million, in accordance with the following terms: i) Ps. 1,500.0 million of these securities have a variable interest rate of TIIE-28 plus 25 basis points, and the principal payment will be made on October 9, 2026; and ii) Ps. 1,000.0 million have a fixed interest rate of 7.91% with the principal payment due on April 28, 2028.

  As of the date of this report, the Company has repurchased 11,252,916 shares at an average price of Ps. 218.45 per share, for a total of Ps. 2,458.2 million.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q20	3Q21	Change	9M20	9M21	Change
Guadalajara
Aeronautical services	511,304	936,476	83.2%	1,486,854	2,364,802	59.0%
Non-aeronautical services	124,227	216,335	74.1%	426,618	588,628	38.0%
Improvements to concession assets (IFRIC 12)	345,253	281,771	(18.4%)	776,820	845,313	8.8%
Total Revenues	980,784	1,434,583	46.3%	2,690,291	3,798,741	41.2%
Operating income	328,999	742,786	125.8%	996,014	1,887,733	89.5%
EBITDA	421,434	839,895	99.3%	1,271,400	2,180,329	71.5%

Tijuana
Aeronautical services	297,610	511,009	71.7%	806,134	1,345,821	66.9%
Non-aeronautical services	70,597	114,533	62.2%	233,815	315,577	35.0%
Improvements to concession assets (IFRIC 12)	191,013	407,033	113.1%	429,779	1,221,098	184.1%
Total Revenues	559,219	1,032,575	84.6%	1,469,729	2,882,497	96.1%
Operating income	191,116	394,096	106.2%	496,414	1,038,858	109.3%
EBITDA	255,741	456,547	78.5%	685,116	1,230,993	79.7%

Los Cabos
Aeronautical services	194,119	540,223	178.3%	668,924	1,403,875	109.9%
Non-aeronautical services	76,355	257,178	236.8%	329,332	603,269	83.2%
Improvements to concession assets (IFRIC 12)	216,466	111,408	(48.5%)	487,049	334,223	(31.4%)
Total Revenues	486,940	908,809	86.6%	1,485,305	2,341,367	57.6%
Operating income	107,858	548,226	408.3%	500,133	1,367,260	173.4%
EBITDA	175,129	615,771	251.6%	699,397	1,561,092	123.2%

Puerto Vallarta
Aeronautical services	103,106	338,057	227.9%	587,644	893,818	52.1%
Non-aeronautical services	34,450	108,579	215.2%	205,160	284,093	38.5%
Improvements to concession assets (IFRIC 12)	151,609	77,817	(48.7%)	341,120	233,450	(31.6%)
Total Revenues	289,165	524,452	81.4%	1,133,923	1,411,361	24.5%
Operating income	29,003	270,060	831.1%	416,505	723,078	73.6%
EBITDA	71,792	313,466	336.6%	541,774	855,602	57.9%

Montego Bay
Aeronautical services	82,213	307,859	274.5%	589,003	691,064	17.3%
Non-aeronautical services	52,190	124,623	138.8%	255,863	317,675	24.2%
Improvements to concession assets (IFRIC 12)	20,996	14,669	(30.1%)	100,373	55,942	(44.3%)
Total Revenues	155,399	447,151	187.7%	945,239	1,064,680	12.6%
Operating (loss) income	(100,017)	173,069	273.0%	(32,927)	245,554	845.8%
EBITDA	31,336	291,557	830.4%	351,970	607,449	72.6%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	3Q20	3Q21	Change	9M20	9M21	Change
Guanajuato
Aeronautical services	74,120	164,660	122.2%	237,834	413,189	73.7%
Non-aeronautical services	20,484	38,165	86.3%	84,437	100,736	19.3%
Improvements to concession assets (IFRIC 12)	43,293	3,094	(92.9%)	97,408	9,281	(90.5%)
Total Revenues	137,897	205,919	49.3%	419,679	523,205	24.7%
Operating (loss) income	36,915	120,450	226.3%	150,895	306,508	103.1%
EBITDA	55,214	139,476	152.6%	204,707	362,832	77.2%

Hermosillo
Aeronautical services	39,962	91,901	130.0%	140,245	234,903	67.5%
Non-aeronautical services	11,473	17,851	55.6%	47,283	53,613	13.4%
Improvements to concession assets (IFRIC 12)	5,796	4,341	(25.1%)	13,042	13,024	(0.1%)
Total Revenues	57,231	114,093	99.4%	200,570	301,539	50.3%
Operating (loss) income	(2,351)	32,619	1487.3%	29,441	102,965	249.7%
EBITDA	16,829	51,321	205.0%	86,552	160,427	85.4%

Others (1)
Aeronautical services	224,212	426,055	90.0%	685,664	1,065,138	55.3%
Non-aeronautical services	54,350	99,456	83.0%	215,101	257,858	19.9%
Improvements to concession assets (IFRIC 12)	122,874	39,014	(68.2%)	276,465	117,041	(57.7%)
Total Revenues	401,435	564,525	40.6%	1,177,230	1,440,038	22.3%
Operating (loss) income	(44,549)	54,564	222.5%	(60,111)	189,062	414.5%
EBITDA	16,096	128,777	700.0%	118,860	393,287	230.9%

Total
Aeronautical services	1,526,645	3,316,240	117.2%	5,202,303	8,412,610	61.7%
Non-aeronautical services	444,126	976,722	119.9%	1,797,608	2,521,447	40.3%
Improvements to concession assets (IFRIC 12)	1,097,300	939,145	(14.4%)	2,522,058	2,829,371	12.2%
Total Revenues	3,068,071	5,232,106	70.5%	9,521,969	13,763,428	44.5%
Operating income	546,974	2,335,870	327.1%	2,496,364	5,861,017	134.8%
EBITDA	1,043,572	2,836,810	171.8%	3,959,777	7,352,009	85.7%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

	2020	2021	Change	%
Assets
Current assets
Cash and cash equivalents	15,220,432	10,650,840	(4,569,592)	(30.0%)
Trade accounts receivable - Net	1,337,069	1,419,022	1,419,022	6.1%
Other current assets	955,218	1,196,699	1,196,699	25.3%
Total current assets	17,512,719	13,266,561	(4,246,157)	(24.2%)

Advanced payments to suppliers	395,746	879,342	483,596	122.2%
Machinery, equipment and improvements to leased buildings - Net	2,077,750	2,542,454	464,704	22.4%
Improvements to concession assets - Net	13,453,827	14,496,214	1,042,387	7.7%
Airport concessions - Net	11,171,190	10,386,868	(784,322)	(7.0%)
Rights to use airport facilities - Net	1,300,151	1,226,755	(73,396)	(5.6%)
Deferred income taxes - Net	6,017,493	6,114,888	97,395	1.6%
Other non-current assets	256,914	186,772	(70,143)	(27.3%)
Total assets	52,185,790	49,099,854	(3,085,936)	(5.9%)

Liabilities
Current liabilities	8,433,190	4,338,720	(4,094,470)	(48.6%)
Long-term liabilities	20,592,268	25,652,501	5,060,233	24.6%
Total liabilities	29,025,458	29,991,221	965,763	3.3%

Stockholders' Equity
Common stock	6,185,082	170,381	(6,014,701)	(97.2%)
Legal reserve	1,592,551	1,592,551	-	0.0%
Net income	1,608,717	4,217,345	2,608,628	162.2%
Retained earnings	9,940,035	7,927,599	(2,012,436)	(20.2%)
Reserve for share repurchase	3,283,374	5,531,293	2,247,919	68.5%
Repurchased shares	(1,733,374)	(2,362,339)	(628,965)	36.3%
Foreign currency translation reserve	1,610,358	992,017	(618,341)	(38.4%)
Remeasurements of employee benefit – Net	(14,732)	1,562	16,294	110.6%
Cash flow hedges- Net	(461,752)	(66,867)	394,885	85.5%
Total controlling interest	22,010,259	18,003,541	(4,006,717)	(18.2%)
Non-controlling interest	1,150,073	1,105,092	(44,981)	(3.9%)
Total stockholder's equity	23,160,332	19,108,633	(4,051,698)	(17.5%)

Total liabilities and stockholders' equity	52,185,790	49,099,854	(3,085,936)	(5.9%)

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	3Q20	3Q21	Change	9M20	9M21	Change
Cash flows from operating activities:
Consolidated net income	352,441	1,779,726	405.0%	1,578,295	4,241,281	168.7%

Postemployment benefit costs	13,640	(3,302)	(124.2%)	20,306	13,368	(34.2%)
Allowance expected credit loss	26,026	11,570	(55.5%)	113,076	32,641	(71.1%)
Depreciation and amortization	506,982	518,005	2.2%	1,494,213	1,531,129	2.5%
(Gain) loss on sale of machinery, equipment and improvements to leased assets	(1,780)	(2,693)	51.3%	(15,979)	(1,358)	(91.5%)
Interest expense	409,472	427,527	4.4%	1,035,733	1,228,317	18.6%
Provisions	885	1,994	125.3%	(457)	(3,683)	705.9%
Income tax expense	(7,432)	586,599	7992.9%	413,839	1,180,768	185.3%
Unrealized exchange loss	(140,455)	44,736	131.9%	512,265	(19,103)	(103.7%)
Net (gain) loss on derivative financial instruments	(10,579)	-	(100.0%)	48,175	-	(100.0%)
	1,149,199	3,364,162	192.7%	5,199,466	8,203,361	57.8%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(300,072)	133,056	144.3%	82,272	(183,864)	(323.5%)
Recoverable tax on assets and other assets	(167,127)	(33,545)	(79.9%)	(625,184)	(108,855)	(82.6%)
(Decrease) increase
Concession taxes payable	16,128	(3,532)	(121.9%)	(360,201)	57,206	115.9%
Accounts payable	(321,158)	100,933	131.4%	(664,482)	317,548	147.8%
Cash generated by operating activities	376,970	3,561,072	844.7%	3,631,872	8,285,395	128.1%
Income taxes paid	(213,213)	(329,375)	54.5%	(842,569)	(714,474)	(15.2%)
Net cash flows provided by operating activities	163,757	3,231,697	1873.5%	2,789,303	7,570,921	171.4%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(1,017,214)	(1,120,965)	10.2%	(2,261,509)	(2,799,980)	23.8%
Cash flows from sales of machinery and equipment	2,993	42	(98.6%)	3,185	2,988	(6.2%)
Other investment activities	(9,114)	12,389	235.9%	(64,116)	(11,983)	(81.3%)
Net cash used by investment activities	(1,023,335)	(1,108,534)	8.3%	(2,322,439)	(2,808,975)	20.9%

Cash flows from financing activities:
Capital distribution	-	(4,014,701)	100.0%	-	(6,014,701)	100.0%
Debt securities	-	-	0.0%	7,200,000	4,500,000	(37.5%)
Payment from Debt securities	-	(1,500,000)	100.0%	(2,200,000)	(1,500,000)	(31.8%)
Bank loans	-	-	0.0%	-	(5,860,151)	100.0%
Repurchase of shares	-	(1,151,265)	100.0%	-	(2,362,339)	100.0%
Interest paid	(379,636)	(349,100)	(8.0%)	(988,052)	(1,121,336)	13.5%
Bank loans	654,396	-	(100.0%)	2,805,660	3,779,413	34.7%
Interest paid on lease	(626)	(401)	(35.9%)	(2,018)	(1,340)	(33.6%)
Payments of obligations for leasing	(3,133)	(2,994)	(4.4%)	(9,949)	(9,039)	(9.1%)
Net cash flows used in financing activities	271,001	(7,018,461)	(2689.8%)	6,805,641	(8,589,493)	(226.2%)

Effects of exchange rate changes on cash held	60,180	43,150	(28.3%)	447,735	33,839	(92.4%)
Net increase in cash and cash equivalents	(528,397)	(4,852,148)	818.3%	7,720,239	(3,793,708)	(149.1%)
Cash and cash equivalents at beginning of the period	15,748,829	15,502,987	(1.6%)	7,500,193	14,444,549	92.6%
Cash and cash equivalents at the end of the period	15,220,432	10,650,840	(30.0%)	15,220,432	10,650,840	(30.0%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	3Q20	3Q21	Change	9M20	9M21	Change
Revenues
Aeronautical services	1,526,645	3,316,240	117.2%	5,202,303	8,412,610	61.7%
Non-aeronautical services	444,126	1,037,416	133.6%	1,797,608	2,584,554	43.8%
Improvements to concession assets (IFRIC 12)	1,097,300	939,145	(14.4%)	2,522,058	2,829,371	12.2%
Total revenues	3,068,071	5,292,801	72.5%	9,521,968	13,826,535	45.2%

Operating costs
Costs of services:	650,245	759,323	16.8%	2,030,357	2,107,665	3.8%
Employee costs	248,704	276,236	11.1%	735,170	809,698	10.1%
Maintenance	83,742	136,477	63.0%	295,547	339,953	15.0%
Safety, security & insurance	108,553	124,716	14.9%	337,958	373,147	10.4%
Utilities	101,137	111,739	10.5%	272,456	284,503	4.4%
Other operating expenses	108,109	110,155	1.9%	389,226	300,364	(22.8%)

Technical assistance fees	58,254	146,706	151.8%	199,296	370,504	85.9%
Concession taxes	176,469	353,984	100.6%	714,896	871,641	21.9%
Depreciation and amortization	506,982	518,005	2.2%	1,494,213	1,531,129	2.5%
Cost of improvements to concession assets (IFRIC 12)	1,097,300	939,145	(14.4%)	2,522,058	2,829,371	12.2%
Other (income)	(7,387)	(4,735)	(35.9%)	1,635	(5,372)	(428.5%)
Total operating costs	2,481,863	2,712,428	9.3%	6,962,454	7,704,938	10.7%
Income from operations	586,209	2,580,373	340.2%	2,559,514	6,121,597	139.2%
Financial Result	(241,200)	(214,047)	(11.3%)	(567,380)	(699,548)	23.3%
Income before income taxes	345,009	2,366,325	585.9%	1,992,134	5,422,049	172.2%
Income taxes	7,432	(586,599)	7992.9%	(413,839)	(1,180,768)	185.3%
Net income	352,441	1,779,726	405.0%	1,578,295	4,241,281	168.7%
Currency translation effect	(127,539)	60,978	(147.8%)	1,223,592	(24,246)	(102.0%)
Cash flow hedges, net of income tax	58,447	164,213	181.0%	(289,658)	404,240	239.6%
Remeasurements of employee benefit – net income tax	(11,633)	9,777	184.0%	(21,338)	11,614	154.4%
Comprehensive income	271,716	2,014,694	641.5%	2,490,891	4,632,889	86.0%
Non-controlling interest	55,306	(45,769)	(182.8%)	(108,803)	(45,120)	58.5%
Comprehensive income attributable to controlling interest	327,021	1,968,925	502.1%	2,382,088	4,587,769	92.6%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	9,940,035	360,504	19,628,172	1,041,271	20,669,443
Comprehensive income:
Net income	-	-	-	-	1,608,717	-	1,608,717	(30,423)	1,578,296
Foreign currency translation reserve	-	-	-	-	-	1,084,366	1,084,366	139,226	1,223,592
Remeasurements of employee benefit – Net	-	-	-	-	-	(21,338)	(21,338)	-	(21,338)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(289,658)	(289,658)	-	(289,658)
Balance as of September 30, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	11,548,752	1,133,875	22,010,259	1,150,073	23,160,332

Balance as of January 1, 2021	6,185,082	1,592,551	3,283,374	(1,733,374)	11,908,891	556,287	21,792,811	1,059,972	22,852,783
Capital reduction	(6,014,701)	-	-	-	-	-	(6,014,701)	-	(6,014,701)
Repurchased shares cancellation	-	-	(1,733,374)	1,733,374	-	-	-	-	-
Reserve for share repurchase	-	-	3,981,292	-	(3,981,292)	-	-	-	-
Repurchased share	-	-	-	(2,362,339)	-	-	(2,362,339)	-	(2,362,339)
Comprehensive income:	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	4,217,345	-	4,217,345	23,936	4,241,282
Foreign currency translation reserve	-	-	-	-	-	(45,430)	(45,430)	21,184	(24,246)
Remeasurements of employee benefit – Net	-	-	-	-	-	11,614	11,614	-	11,614
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	404,240	404,240	-	404,240
Balance as of September 30, 2021	170,381	1,592,551	5,531,293	(2,362,339)	12,144,944	926,711	18,003,541	1,105,092	19,108,633

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	3Q20	3Q21	Change	9M20	9M21	Change
Total passengers	5,718.9	11,729.8	105.1%	19,110.2	30,176.6	57.9%
Total cargo volume (in WLUs)	534.7	655.6	22.6%	1,549.6	2,012.1	29.8%
Total WLUs	6,253.6	12,385.3	98.1%	20,659.8	32,188.8	55.8%

Aeronautical & non aeronautical services per passenger (pesos)	344.6	371.2	7.7%	366.3	364.4	(0.5%)
Aeronautical services per WLU (pesos)	244.1	267.8	9.7%	251.8	261.4	3.8%
Non aeronautical services per passenger (pesos)	77.7	88.4	13.9%	94.1	85.6	(8.9%)
Cost of services per WLU (pesos)	104.0	61.3	(41.0%)	98.3	65.5	(33.4%)

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Passenger Traffic and Consolidated Results compared to the same periods of 2019:

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	3Q19	3Q21	Change	9M19	9M21	Change
Guadalajara	2,671.4	2,246.8	(15.9%)	7,765.8	5,998.2	(22.8%)
Tijuana *	1,556.2	1,837.2	18.1%	4,451.1	5,021.2	12.8%
Los Cabos	562.2	558.0	(0.7%)	1,447.7	1,445.4	(0.2%)
Puerto Vallarta	539.9	540.6	0.1%	1,371.2	1,294.2	(5.6%)
Guanajuato	528.0	401.8	(23.9%)	1,522.3	1,082.7	(28.9%)
Montego Bay	2.7	0.0	(100.0%)	6.9	0.0	(100.0%)
Hermosillo	455.7	390.0	(14.4%)	1,315.7	1,008.3	(23.4%)
Mexicali	301.7	300.9	(0.3%)	871.1	764.1	(12.3%)
Morelia	116.9	138.4	18.4%	342.8	394.1	15.0%
La Paz	274.0	237.4	(13.4%)	740.4	635.1	(14.2%)
Aguascalientes	160.4	162.3	1.2%	465.6	404.7	(13.1%)
Kingston	0.0	0.3	N/A	0.0	1.0	N/A
Los Mochis	95.6	89.4	(6.5%)	282.8	252.0	(10.9%)
Manzanillo	21.3	20.8	(2.1%)	70.5	61.0	(13.4%)
Total	7,286.1	6,924.0	(5.0%)	20,653.8	18,362.1	(11.1%)

*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	3Q19	3Q21	Change	9M19	9M21	Change
Guadalajara	1,157.8	1,098.9	(5.1%)	3,234.5	2,643.2	(18.3%)
Tijuana *	741.9	738.5	(0.5%)	2,136.1	1,901.1	(11.0%)
Los Cabos	745.4	944.3	26.7%	2,764.7	2,462.1	(10.9%)
Puerto Vallarta	447.6	529.7	18.4%	2,418.2	1,457.9	(39.7%)
Guanajuato	183.0	198.5	8.5%	528.2	447.3	(15.3%)
Montego Bay	1,099.0	799.0	(27.3%)	3,615.3	1,760.6	(51.3%)
Hermosillo	17.2	30.7	79.2%	51.7	76.6	48.2%
Mexicali	1.8	1.8	3.2%	5.1	3.6	(28.7%)
Morelia	105.8	116.1	9.7%	312.9	292.9	(6.4%)
La Paz	2.8	5.4	96.1%	9.4	13.7	45.8%
Aguascalientes	65.0	63.4	(2.5%)	164.4	152.0	(7.5%)
Kingston	0.0	268.0	N/A	0.0	566.8	N/A
Los Mochis	1.9	3.1	62.2%	5.4	7.1	30.7%
Manzanillo	8.4	8.2	(2.7%)	60.8	29.7	(51.1%)
Total	4,577.5	4,805.8	5.0%	15,306.4	11,814.5	(22.8%)

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	3Q19	3Q21	Change	9M19	9M21	Change
Guadalajara	3,829.2	3,345.7	(12.6%)	11,000.3	8,641.5	(21.4%)
Tijuana *	2,298.1	2,575.7	12.1%	6,587.2	6,922.3	5.1%
Los Cabos	1,307.6	1,502.3	14.9%	4,212.4	3,907.5	(7.2%)
Puerto Vallarta	987.5	1,070.3	8.4%	3,789.4	2,752.1	(27.4%)
Guanajuato	711.1	600.3	(15.6%)	2,050.5	1,530.0	(25.4%)
Montego Bay	1,101.8	799.0	(27.5%)	3,622.1	1,760.6	(51.4%)
Hermosillo	472.9	420.7	(11.0%)	1,367.4	1,084.9	(20.7%)
Mexicali	303.5	302.7	(0.2%)	876.2	767.8	(12.4%)
Morelia	222.7	254.5	14.3%	655.7	687.0	4.8%
La Paz	276.8	242.8	(12.3%)	749.8	648.8	(13.5%)
Aguascalientes	225.4	225.7	0.2%	630.0	556.7	(11.6%)
Kingston	0.0	268.4	N/A	0.0	567.7	N/A
Los Mochis	97.6	92.5	(5.1%)	288.2	259.1	(10.1%)
Manzanillo	29.7	29.0	(2.3%)	131.2	90.7	(30.9%)
Total	11,863.7	11,729.9	(1.1%)	35,960.2	30,176.6	(16.1%)

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	3Q19	3Q21	Change	9M19	9M21	Change
Tijuana	730.0	725.5	(0.6%)	2,100.9	1,878.2	(10.6%)

The Company took control of the operation of the Kingston airport on October 10, 2019, consequently no figures are available for comparison purposes from January to September 2019.

Consolidated Results and Other Data compared with 2019 (in thousands of pesos):

	3Q19	3Q21	Change	9M19	9M21	Change
Revenues
Aeronautical services	2,567,517	3,316,240	29.2%	7,776,615	8,412,610	8.2%
Non-aeronautical services	950,353	1,037,416	9.2%	2,808,953	2,584,554	(8.0%)
Improvements to concession assets (IFRIC 12)	797,548	939,145	17.8%	1,066,398	2,829,371	165.3%
Total revenues	4,315,418	5,292,801	22.6%	11,651,966	13,826,535	18.7%

Operating costs
Costs of services:	670,350	759,323	13.3%	1,971,293	2,107,665	6.9%
Employee costs	205,622	276,236	34.3%	628,738	809,698	28.8%
Maintenance	141,467	136,477	(3.5%)	402,269	339,953	(15.5%)
Safety, security & insurance	105,657	124,716	18.0%	310,100	373,147	20.3%
Utilities	104,375	111,739	7.1%	269,633	284,503	5.5%
Other operating expenses	113,229	110,155	(2.7%)	360,553	300,364	(16.7%)

Technical assistance fees	115,795	146,706	26.7%	345,013	370,504	7.4%
Concession taxes	297,308	353,984	19.1%	915,461	871,641	(4.8%)
Depreciation and amortization	439,691	518,005	17.8%	1,287,131	1,531,129	19.0%
Cost of improvements to concession assets (IFRIC 12)	797,548	939,145	17.8%	1,066,398	2,829,371	165.3%
Other (income) expense	(7,605)	(4,735)	(37.7%)	(16,538)	(5,372)	(67.5%)
Total operating costs	2,313,087	2,712,428	17.3%	5,568,758	7,704,938	38.4%
Income from operations	2,002,331	2,580,373	28.9%	6,083,209	6,121,597	0.6%

Financial Result	(168,866)	(214,046)	26.8%	(487,220)	(699,548)	43.6%
Income before taxes	1,833,465	2,366,325	29.1%	5,595,988	5,422,049	-3.1%
Income taxes	(470,746)	(586,599)	24.6%	(1,572,146)	(1,180,768)	(24.9%)
Net income	1,362,719	1,779,726	30.6%	4,023,842	4,241,281	5.4%
Currency translation effect	93,377	60,978	(34.7%)	(46,362)	(24,246)	(47.7%)
Cash flow hedges, net of income tax	-	164,213	100.0%	-	404,240	100.0%
Remeasurements of employee benefit – net income tax	(147)	9,777	(6751.0%)	(440)	11,614	(2739.5%)
Comprehensive income	1,455,949	2,014,694	38.4%	3,977,040	4,632,889	16.5%
Non-controlling interest	(33,307)	(45,769)	(37.4%)	(78,235)	(45,120)	42.3%
Comprehensive income attributable to controlling interest	1,422,642	1,968,925	38.4%	3,898,805	4,587,769	17.7%

	3Q19	3Q21	Change	9M19	9M21	Change
EBITDA	2,442,022	3,098,378	26.9%	7,370,338	7,652,727	3.8%
Comprehensive income	1,455,949	2,014,694	38.4%	3,977,039	4,632,889	16.5%
Comprehensive income per share (pesos)	2.5953	3.9143	50.8%	7.0892	9.0011	27.0%
Comprehensive income per ADS (US dollars)	1.3511	1.9036	40.9%	3.6906	4.3775	36.4%

Operating income margin	46.4%	48.8%	5.1%	52.2%	44.3%	(15.2%)
Operating income margin (excluding IFRIC 12)	56.9%	59.3%	4.1%	57.6%	55.7%	(3.3%)
EBITDA margin	56.6%	58.5%	3.4%	63.3%	55.3%	(12.5%)
EBITDA margin (excluding IFRIC 12)	69.5%	71.3%	2.5%	69.6%	69.6%	(0.1%)
Costs of services and improvements / total revenues	34.0%	32.1%	(5.7%)	26.1%	35.7%	37.0%
Cost of services / total revenues (excluding IFRIC 12)	19.1%	17.4%	(8.5%)	18.6%	19.2%	2.9%

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 27, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer